UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

HAMILTON LANE PRIVATE ASSETS FUND

(Name of Subject Company (Issuer))

HAMILTON LANE PRIVATE ASSETS FUND

(Name of Filing Person(s) (Issuer))

CLASS D, CLASS I AND CLASS R SHARES OF BENEFICIAL INTEREST
(Title of Class of Securities)

407498302, 407498203 AND 407498104
(CUSIP Number of Class of Securities)

Keith Kleinman
Hamilton Lane Advisors, L.L.C.
110 Washington Street, Suite 1300
Conshohocken, Pennsylvania 19428-2053
(Name and Address of Agent for Service)

With a copy to:
Ryan P. Brizek, Esq.

Simpson Thacher & Bartlett LLP

900 G Street, N.W.

Washington, D.C. 20001

May 6, 2026

(Date Tender Offer First Published,
Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1.	SUMMARY TERM SHEET.

•	Hamilton Lane Private Assets Fund (the “Fund”) is offering to purchase Shares (as defined below) in the Fund (the “Offer”) in an amount up to approximately 5.00% of the net assets of the Fund as of March 31, 2026 (or approximately $290,123,923, or approximately 15,084,500 shares) from shareholders of the Fund (the “Shareholders”) at their net asset value (that is, the value of the Fund’s total assets minus its total liabilities, including accrued fees and expenses, multiplied by the proportionate interest in the Fund a Shareholder desires to tender, after giving effect to all allocations) (the “NAV”), calculated as of the Valuation Date (as defined below). As used in this Schedule TO, the term “Share” or “Shares” refers to the shares of beneficial interest in the Fund or fractions thereof that constitute three of the classes offered by the Fund designated as Class D (“Class D Shares”), Class I (“Class I Shares”) and Class R (“Class R Shares”) that are tendered by Shareholders pursuant to the Offer, and includes all or some of a Shareholder’s Shares as the context requires. As of the close of business on March 31, 2026, there was approximately $99,702,988 (or 5,173,368 Shares), $3,503,742,053 (or 179,441,170 Shares) and $2,199,033,414 (or 117,075,470 Shares) outstanding capital of the Fund held in Class D Shares, Class I Shares and Class R Shares, respectively. The NAV per Class D Share, Class I Share and Class R Share as of the close of business on March 31, 2026 was $19.27, $19.53 and $18.78, respectively. Shareholders that desire to tender Shares for purchase must do so by 11:59 p.m., Eastern Time on June 4, 2026 (the “Initial Notice Due Date”), subject to any extension of the Offer made in the absolute discretion of the Fund’s board of trustees (the “Board of Trustees”). The later of the Initial Notice Due Date or the latest time and date that the Fund designates as the deadline and expiration date for Shareholders to tender Shares for purchase is called the “Notice Due Date,” and is the date upon which the Offer expires. The NAV per Share will be calculated for this purpose as of June 30, 2026, or at a later date determined by the Fund if the Offer is extended (in each case, the “Valuation Date”).

•	The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer.

•	A Shareholder may tender all of its Shares or some of its Shares. A 2.00% early repurchase fee will be charged by the Fund with respect to any repurchase of Shares from a Shareholder at any time prior to the day immediately preceding the one-year anniversary of the Shareholder’s purchase of the Shares. Shares tendered for repurchase will be treated as having been repurchased on a “first in-first out” basis. An early repurchase fee payable by a Shareholder may be waived by the Fund in circumstances where the Board of Trustees determines that doing so is in the best interests of the Fund. A Shareholder who tenders some but not all of its Shares for repurchase will be required to maintain a minimum account balance of $10,000 worth of Shares. Such minimum ownership requirement may be waived by the Board of Trustees, in its sole discretion. The Fund reserves the right to reduce the amount to be repurchased from a Shareholder so that the required capital balance is maintained. The Fund may also repurchase all of such Shareholder’s Shares in the Fund. The Fund or Hamilton Lane Advisors, L.L.C. (the "Adviser") may waive the minimum account balance from time to time. See Item 4(a)(1)(ii).

•	Shares will be repurchased on a “first in-first out” basis (i.e., the portion of the Shares repurchased will be deemed to have been taken from the earliest Shares acquired by such Shareholder).

•	The Offer is being made to all Shareholders of the Fund and is not conditioned on any minimum number of Shares being tendered. If the Fund accepts the tender of the Shareholder’s Shares, the Fund will make payment for Shares it purchases from one or more of the following sources: cash on hand, proceeds from the sale of portfolio holdings, or borrowings. The purchase amount will be paid entirely in cash. See Item 4(a)(1)(ii).

•	In the event the Offer is oversubscribed and in accordance with rules promulgated by the U.S. Securities Exchange Commission (“SEC”), the Fund may accept for purchase additional Shares representing up to 2.00% of the aggregate NAV of its outstanding Shares without amending or extending the Offer. However, the decision whether to accept for purchase additional outstanding Shares is solely in the discretion of the Fund and its Board of Trustees, and there is no guarantee that the Fund and Board of Trustees will determine to accept any additional shares for purchase. If the Offer is oversubscribed by Shareholders, the Fund will repurchase only a pro rata portion of the Shares tendered by each Shareholder.

•	Shareholders that desire to tender Shares for purchase must do so by 11:59 p.m., Eastern Time, on June 4, 2026 (or if the Offer is extended, by any later Notice Due Date), at which time the Offer is scheduled to expire. Until the Notice Due Date, Shareholders have the right to withdraw any tenders of their Shares. Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described herein. If the Fund has not yet accepted a Shareholder’s tender of Shares on or prior to July 2, 2026 (i.e., the date 40 business days from the commencement of the Offer), a Shareholder will also have the right to withdraw its tender of its Shares after such date. See Item 4(a)(1)(vi).

•	If a Shareholder would like the Fund to purchase all or some of its Shares, it should complete, sign and either (i) mail or otherwise deliver a Letter of Transmittal to Hamilton Lane Private Assets Fund, c/o UMB Fund Services, Inc. at 235 W. Galena Street, Milwaukee, Wisconsin 53212, Attention: Tender Offer Administrator; or (ii) fax it to UMBFS at (816) 860-3140, Attention: Tender Offer Administrator, or (iii) email it to AutoAIProcessing@umb.com (if by email please only submit one Tender Offer per email, emails are automatically encrypted, any additional encryption would prevent acceptance), so that it is received before 11:59 p.m., Eastern Time, on June 4, 2026. The value of the Shares may change between March 31, 2026 (the date as of which the NAV information reported herein was calculated) and the Valuation Date, the date as of which the value of the Shares being purchased will be determined. See Item 4(a)(1)(ii). Shareholders desiring to obtain the estimated NAV of their Shares, which the Fund will calculate from time to time based upon the information the Fund receives from the portfolio managers of the investment funds in which it invests, may contact UMBFS, at (888) 882-8212 or at the address listed on the first page of the Letter of Transmittal, Monday through Friday, except holidays, during normal business hours of 8:00 a.m. to 8:00 p.m. (Eastern Time).

Please note that just as each Shareholder has the right to withdraw its tender prior to the Notice Due Date, the Fund may suspend, postpone or terminate the Offer in certain circumstances upon the determination of a majority of the Board of Trustees that such suspension, postponement or termination is advisable for the Fund and its Shareholders, including, without limitation, circumstances as a result of which it is not reasonably practicable for the Fund to dispose of its investments or to determine its NAV, and other unusual circumstances. Although the Offer is scheduled to expire on June 4, 2026, a Shareholder that tenders all of its Shares will remain a Shareholder of the Fund through June 30, 2026, or a later date determined by the Fund if the Offer is extended (in each case, the “Repurchase Date”), notwithstanding the Fund’s acceptance of the Shareholder’s Shares for purchase.

Item 2.	ISSUER INFORMATION.

(a)       The name of the issuer is “Hamilton Lane Private Assets Fund”. The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified management investment company, and is organized as a Delaware statutory trust. The principal executive office of the Fund is located at c/o UMB Fund Services, Inc. at 235 West Galena Street, Milwaukee, Wisconsin 53212, and its telephone number is (888) 882-8212.

(b)       The title of the securities that are the subject of the Offer is “shares of beneficial interest,” or portions thereof, in the Fund, and includes Class D Shares, Class I Shares and Class R Shares. As of the close of business on March 31, 2026, there was approximately $99,702,988, $3,503,742,053 and $2,199,033,414 outstanding in capital of the Fund held in Class D Shares, Class I Shares and Class R Shares, respectively. Subject to the conditions set out in the Offer, the Fund will purchase Shares in an amount up to approximately 5.00% of the net assets of the Fund that are tendered by and not withdrawn by Shareholders as described above in Item 1.

(c)       There is no established trading market for the Shares, and any transfer of Shares is strictly limited by the terms of the Fund’s Amended and Restated Agreement and Declaration of Trust dated December 14, 2020 (as it may be amended from time to time, the “Agreement and Declaration of Trust”).

Item 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

The name of the filing person (i.e., the Fund and the subject company) is “Hamilton Lane Private Assets Fund.” The Fund’s principal executive office is located at c/o UMB Fund Services, Inc. at 235 West Galena Street, Milwaukee, Wisconsin, 53212 and the telephone number is (888) 882-8212. The Fund’s investment objective is to generate capital appreciation over the medium- and long-term through investments in private assets globally. The Adviser of the Fund is Hamilton Lane Advisors, L.L.C. The principal executive office of the Adviser is located at 110 Washington Street, Suite 1300, Conshohocken, Pennsylvania. The Fund’s Board of Trustees includes the following persons, each of whom are not “interested persons” (as defined in the 1940 Act) of the Fund: Gail Susan Ball, Timothy S. Galbraith and Jeffrey P. Ladouceur (each, an “Independent Trustee”). Their address is c/o UMB Fund Services, Inc. at 235 West Galena Street, Milwaukee, Wisconsin 53212.

Item 4.	TERMS OF THE TENDER OFFER.

(a)    (1)      Material terms of the Offer

(i)       Subject to the conditions set out in the Offer, the Fund will purchase Shares in an amount up to approximately 5.00% of the net assets of the Fund that are tendered by Shareholders by 11:59 p.m., Eastern Time, on June 4, 2026 (or if the Offer is extended, by any later Notice Due Date) and not withdrawn as described in Item 4(a)(1)(vi).

(ii)       The value of the Shares tendered to the Fund for purchase will be the NAV as of the close of business on June 30, 2026, or, if the Offer is extended, as of any later Valuation Date, after the reduction for all fees (including the early repurchase fee), any required tax withholding and other liabilities of the Fund to the extent accrued or otherwise attributable to the Shares being repurchased. See Item 4(a)(1)(v) below.

(iii)       A Shareholder may tender all or some of its Shares. A Shareholder who tenders some but not all of its Shares for repurchase will be required to maintain a minimum account balance of $10,000 worth of Shares. Such minimum ownership requirement may be waived by the Board of Trustees, in its sole discretion. The Fund reserves the right to reduce the amount to be repurchased from a Shareholder so that the required capital balance is maintained. Once the Fund accepts the tender of the Shareholder’s Shares has been accepted for payment, the Fund will repurchase the Shares and remit the repurchase price to Shareholders, less any applicable early repurchase fee, within 5 business days of the date of determination of the Fund’s NAV as of the Valuation Date in all instances. The purchase amount will be paid entirely in cash. The Offer is scheduled to expire at 11:59 p.m., Eastern Time, on June 4, 2026 unless extended. Shareholders that desire to tender Shares for purchase must do so by that time, unless the Offer is extended in the absolute discretion of the Board of Trustees.

(iv)       Not applicable.

(v)       At the absolute discretion of the Board of Trustees, the Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is open by notifying Shareholders of such extension. If the Fund elects to extend the tender period, the NAV of the Shares tendered for purchase will be determined at the close of business on a day determined by the Fund and notified to the Shareholders. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. At the absolute discretion of the Board of Trustees, the Fund also reserves the right, at any time and from time to time, up to and including the Notice Due Date, to: (a) cancel the Offer in the circumstances set out in Section 8 of the Offer to Purchase dated May 6, 2026, and, in the event of such cancellation, not to purchase or pay for any Shares tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Shares. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify the Shareholders.

(vi)       Until the Notice Due Date, Shareholders have the right to withdraw any tenders of their Shares. Shares withdrawn may be re-tendered, however, provided that such tenders are made before 11:59 p.m., Eastern Time, June 4, 2026 (or, if the Offer is extended, by any later Notice Due Date) by following the tender procedures described herein. Pursuant to Rule 13e-4(f)(2)(ii) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), if the Fund has not yet accepted a Shareholder’s tender of Shares on or prior to July 2, 2026 (i.e., the date 40 business days from the commencement of the Offer), a Shareholder will also have the right to withdraw its tender of its Shares after such date.

(vii)       Shareholders wishing to tender Shares pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal to UMBFS to the attention of the Tender Offer Administrator, at the address set out on the first page of the Letter of Transmittal, or fax a completed and executed Letter of Transmittal to UMBFS, also to the attention of the Tender Offer Administrator, at the fax number set out on the first page of the Letter of Transmittal, or email a completed and executed Letter of Transmittal to UMBFS, also to the attention of the Tender Offer Administrator, at the email set out on the first page of the Letter of Transmittal. The completed and executed Letter of Transmittal must be received by UMBFS, either by mail, by fax or by email no later than 11:59 p.m., Eastern Time, on June 4, 2026 (or if the Offer is extended, by any later Notice Due Date). The Fund recommends that all documents be submitted to UMBFS by certified mail, return receipt requested, by facsimile transmission, or by email.

Any Shareholder tendering Shares pursuant to the Offer may withdraw its tender as described above in Item 4(a)(1)(vi). To be effective, any notice of withdrawal must be timely received by UMBFS at the address, fax number or email address set out on the first page of the Letter of Transmittal. A tender of Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described above.

(viii)       For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Shares that are tendered if and when it gives written notice to the tendering Shareholder of its election to purchase such Shares.

(ix)       In the event the Offer is oversubscribed and in accordance with rules promulgated by the SEC, the Fund may accept for purchase additional Shares representing up to 2.00% of the aggregate NAV of its outstanding Shares without amending or extending the Offer. However, the decision whether to accept for purchase additional outstanding Shares is solely in the discretion of the Fund and its Board of Trustees, and there is no guarantee that the Fund and Board of Trustees will determine to accept any additional shares for purchase. If the Offer is oversubscribed by Shareholders, the Fund will repurchase only a pro rata portion of the Shares tendered by each Shareholder.

(x)       The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Shareholders that do not tender Shares. Shareholders that retain their Shares may be subject to increased risks that may possibly result from the reduction in the Fund’s aggregate assets resulting from payment for the Shares tendered. One such risk is that, due to a reduction in the aggregate assets of the Fund, Shareholders that do not tender Shares may bear higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made by new and existing Shareholders from time to time. Payment for Shares purchased pursuant to the Offer could result in the Adviser being required to raise cash to accommodate the tender by liquidating portfolio holdings in the Fund earlier than the Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased operating expenses for the Fund.

(xi)       Not applicable.

(xii)       The following discussion is a general summary of the federal income tax consequences of the purchase of Shares by the Fund for cash pursuant to the Offer. Shareholders should consult their own tax advisers for a complete description of the tax consequences to them of a purchase of their Shares by the Fund pursuant to the Offer.

A Shareholder will generally recognize a taxable gain or loss on a sale of their Shares in an amount equal to the difference between their tax basis in the Shares and the amount they receive for them. Generally, this gain or loss will be long-term or short-term depending on whether the holding period exceeds twelve months. Additionally, any loss realized on a disposition of Shares of the Fund may be disallowed under “wash sale” rules to the extent the Shares disposed of are replaced with other Shares of the Fund within a period of 61 days beginning 30 days before and ending 30 days after the Shares are disposed of, such as pursuant to a dividend reinvestment in Shares of the Fund. If disallowed, the loss will be reflected in an upward adjustment to the basis of the Shares acquired.

Pursuant to the regulations directed at tax shelter activity, taxpayers are required to disclose to the Internal Revenue Service certain information on Form 8886 if they participate in a “reportable transaction.” A transaction may be a “reportable transaction” based upon any of several indicia with respect to a Shareholder, including the recognition of a loss in excess of certain thresholds (for individuals, $2 million in one year or $4 million in any combination of years). Shareholders should consult their own tax advisers concerning any possible disclosure obligation with respect to their investment in Shares.

(a)(2)       Not applicable.

(b)       Any Shares to be purchased from any officer, trustee or affiliate of the Fund will be on the same terms and conditions as any other purchase of Shares.

Item 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The Fund’s registration statement on Form N-2, filed with the U.S. Securities and Exchange Commission on February 14, 2020 (as it may be amended, modified or otherwise supplemented from time to time, the “Registration Statement”), which was provided to each Shareholder in advance of subscribing for Shares, and the Agreement and Declaration of Trust provide that the Board of Trustees has the discretion to determine whether the Fund will purchase Shares from Shareholders from time to time pursuant to written tenders. The Registration Statement also states that the Adviser anticipates recommending to the Fund’s Board of Trustees that the Fund offer to repurchase interests from its Shareholders quarterly each year. The Fund commenced operations immediately following the close of business on December 31, 2020 and has previously offered to repurchase Shares from Shareholders pursuant to written tenders on a quarterly basis beginning with the quarter ended June 30, 2021.

The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable) between: (i) the Fund, the Adviser or members of the Board of Trustees or any person controlling the Fund, the Adviser or the Board of Trustees; and (ii) any other person, with respect to the Shares.

Item 6.	PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS.

(a)       The purpose of the Offer is to provide liquidity to Shareholders, as contemplated by and in accordance with the procedures set out in the Registration Statement and the Agreement and Declaration of Trust.

(b)       Shares that are tendered to the Fund in connection with the Offer, if accepted for repurchase, will be repurchased, resulting in an increase in the expense ratios of remaining Shares in the Fund (assuming no further issuances of Shares). The Fund currently expects that it will accept subscriptions for Shares as of the first day of each month, but is under no obligation to do so, and may do so more frequently as determined by the Board of Trustees.

(c)       None of the Fund, the Adviser or the Board of Trustees or any person controlling the Fund, the Adviser or the Board of Trustees has any plans or proposals that relate to or would result in: (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund or any of its subsidiaries; (2) any purchase, sale or transfer of a material amount of assets of the Fund or any of its subsidiaries; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the present Board of Trustees or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of members of the Board of Trustees, or to fill any existing vacancy on the Board of Trustees or to change any material term of the employment contract of any executive officer; (5) any other material change in the Fund’s corporate structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by Section 13 of the 1940 Act; (6) the acquisition by any person of additional Shares (other than the Fund’s intention to accept subscriptions for Shares on the first day of each month and from time to time in the discretion of the Board of Trustees), or the disposition of Shares (other than through periodic purchase offers, including the Offer); or (7) any changes in the Agreement and Declaration of Trust or other governing instruments or other actions that could impede the acquisition of control of the Fund. Because Shares are not traded in any market, Subsections (6), (7) and (8) of Regulation M-A § 229.1006(c) are not applicable to the Fund.

Item 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)       The Fund expects that the amount offered for the purchase of Shares pursuant to the Offer, in an amount up to approximately 5.00% of the net assets of the Fund, will be paid from one or more of the following sources: cash on hand, proceeds from the sale of portfolio holdings, or borrowings (as described in paragraph (d) below). Upon its acceptance of tendered Shares for repurchase, the Fund will maintain daily, as an entry on its books, a distinct account consisting of cash, liquid securities or, to the extent applicable, interests in investment funds that the Fund has requested to be withdrawn.

(b)       There are no material conditions to the financing of the transaction. There are currently no alternative financing plans or arrangements for the transaction.

(c)       Not applicable.

(d)       None of the Fund, the Adviser or the Board of Trustees or any person controlling the Fund, the Adviser or the Board of Trustees has determined at this time to borrow funds to purchase Shares tendered in connection with the Offer. Depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase amount for Shares, subject to compliance with applicable law. The Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Fund by existing or new Shareholders.

Item 8.	INTEREST IN SECURITIES OF THE ISSUER.

(a)       Based on March 31, 2026 values, the Adviser has $42,346,620 in the Fund (approximately 0.73% of all Shares). As of March 31, 2026, none of the Fund’s independent Trustees or officers, other than as noted below, held any Shares.

(b)       Based on March 31, 2026 values, Brian Gildea, Co-President, Co-Principal Executive Officer and Trustee of the Fund, has $342,476 in the Fund (approximately 0.01% of all Shares), Andrew Schardt, Co-President, Co-Principal Executive Officer and Trustee of the Fund, has $1,220,734 in the Fund (approximately 0.02% of all Shares) and Timothy S. Galbraith, Independent Trustee of the Fund, has $45,286 in the Fund (approximately 0.00% of all Shares). Other than transactions conducted pursuant to the continuous offering of Shares, there have been no transactions involving Shares that were effected during the past 60 days by the Fund, the Adviser, any member of the Board of Trustees or any person controlling the Fund, the Adviser or the Board of Trustees.

Item 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

No persons have been directly or indirectly employed or retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

Item 10.	FINANCIAL STATEMENTS.

(a) (1)       The Fund commenced operations as a registered investment company under the 1940 Act immediately following the close of business on December 31, 2020 and has a fiscal year end of March 31. Accordingly, reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to Shareholders pursuant to Rule 30e-1 under the 1940 Act and filed with the SEC pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO: Unaudited Financial Statements for the period ended September 30, 2025, previously filed with the SEC on Form N-CSR on December 5, 2025. Audited Financial Statements for the annual period ended March 31, 2025, previously filed with the SEC on Form N-CSR on June 9, 2025. Unaudited Financial Statements for the period ended September 30, 2024, previously filed with the SEC on Form N-CSR on December 6, 2024. Audited Financial Statements for the annual period ended March 31, 2024, previously filed with the SEC on Form N-CSR on June 7, 2024. Unaudited Financial Statements for the period ended September 30, 2023, previously filed with the SEC on Form N-CSR on December 7, 2023. Audited Financial Statements for the annual period ended March 31, 2023, previously filed with the SEC on Form N-CSR on June 8, 2023. Unaudited Financial Statements for the period ended September 30, 2022, previously filed with the SEC on Form N-CSR on December 8, 2022. Audited Financial Statements for the annual period ended March 31, 2022, previously filed with the SEC on Form N-CSR on June 9, 2022. Unaudited Financial Statements for the period ended September 30, 2021, previously filed with the SEC on Form N-CSR on December 8, 2021. Audited Financial Statements for the annual period ended March 31, 2021, previously filed with the SEC on Form N-CSR on June 8, 2021.

(2)       The Fund is not required to and does not file quarterly unaudited financial statements under the Exchange Act. The Fund does not have earnings per share information.

(3)       Not applicable.

(4)       Class D NAV per Share $19.27 (3/31/2026)

Class I NAV per Share $19.53 (3/31/2026)

Class R NAV per Share $18.78 (3/31/2026)

(b)       The Fund’s assets will be reduced by the amount of the tendered Shares that are purchased by the Fund.

Item 11.	ADDITIONAL INFORMATION.

(a)       (1)       None.

(2)        None.

(3)       Not applicable.

(4)       Not applicable.

(5)       None.

(b)       None.

Item 12.	EXHIBITS.

Reference is hereby made to the following exhibits, which collectively constitute the Offer to Shareholders and are incorporated herein by reference:

A.	Cover Letter to Offer to Purchase and Letter of Transmittal.

B.	Offer to Purchase.

C.	Form of Letter of Transmittal.

D.	Form of Notice of Withdrawal of Tender.

E.	Forms of Letters from the Fund to Shareholders in connection with the Fund’s acceptance of tenders of Shares.

F.	Calculation of Filing Fee Tables

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

HAMILTON LANE PRIVATE ASSETS FUND

By:	/s/ Keith Kleinman
	Name:	Keith Kleinman
	Title:	Secretary

May 6, 2026

EXHIBIT INDEX

EXHIBITS

A	Cover Letter to Offer to Purchase and Letter of Transmittal.

B	Offer to Purchase.

C	Form of Letter of Transmittal.

D	Form of Notice of Withdrawal of Tender.

E	Forms of Letters from the Fund to Shareholders in connection with the Fund’s acceptance of tenders of Shares.

F	Calculation of Filing Fee Tables